Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended October 31, 2017
The consolidated financial information of Itaú CorpBanca and subsidiaries as of and for the month ended October 31, 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	20,444,960
Total Assets	28,751,053

Current accounts and demand deposits	4,122,852
Time deposits and savings accounts	10,016,000
Borrowings from financial institutions	2,329,272
Debt issued	5,963,830

Total Equity	3,441,822
Equity attributable to shareholders	3,224,832
Minority interest	216,990

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	901,023
Provisions for loan losses	(228,595)
Operating expenses	(599,417)
Operating income	73,011

Income from investments in other companies	1,447
Income before taxes	74,458
Income taxes	28,391

Income from continuing operations	102,849
Income from discontinued operations	-

Net income	102,849

Net income attributable to shareholders	102,537
Minority interest	312

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer